Filed Pursuant to Rule 433
Registration No. 333-158385
March 8, 2012
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
Product Supplement dated April 9, 2009, and
Underlying Supplement no. 3 dated October 22, 2010)

HSBC USA Inc.
Digital Buffered Notes
Linked to the S&P 500® Index

▸ Digital Buffered Notes linked to the S&P 500® Index

▸ Fixed payment at maturity if the return is zero or positive, subject to the credit risk of HSBC USA Inc.

▸ Protection from up to 15% of any losses in the reference asset, subject to the credit risk of HSBC USA Inc.

The Digital Buffered Notes (each a "Notes" and collectively the "Notes") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The Notes will not be listed on any U.S. securities exchange or automated quotation system. These Notes do not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying underlying supplement, product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which to this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-12 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page PS-4 of the accompanying product supplement, page S-3 of the accompanying prospectus supplement, and page US3-1 of the accompanying underlying supplement no. 3.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of up to 1.10% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes, which may consist of selling concessions of up to 1.10%. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-12 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Digital Buffered Notes
Linked to the S&P 500® Index

Indicative Terms*

Principal Amount	$1,000 per Note
Reference Asset	The S&P 500® Index ("SPX") (Ticker: SPX)
Maximum Upside Return	16.375%
Buffer Level	-15%
Payment at Maturity per Note	**If the Reference Return is greater than or equal to zero**: $1,000 + ($1,000 × Maximum Upside Return). **If the Reference Return is less than zero but greater than or equal to the Buffer Level:** $1,000 (zero return). **If the Reference Return is less than the Buffer Level:** $1,000 + [$1,000 × (Reference Return + 15%) × 1.1765]. For example, if the Reference Return is -16%, you will suffer a 1.1765% loss and receive 98.8235% of the Principal Amount. If the Reference Return is less than the Buffer Level, you may lose your entire investment.
Reference Return	$\dfrac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level	See page FWP-4
Final Level	See page FWP-4
Pricing Date	March 7, 2012
Trade Date	March 8, 2012
Settlement Date	March 13, 2012
Final Valuation Date†	December 10, 2013
Maturity Date†	December 13, 2013
CUSIP	4042K1ZY2

* As more fully described beginning on page FWP-4.
†Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.

The Notes

These Digital Buffered Notes may be suitable for investors who believe that the Reference Asset will appreciate over the term of the Notes.

If the Reference Return is greater than or equal to zero, you will realize the Maximum Upside Return at maturity (subject to the credit risk of HSBC). If the Reference Return is less than the Buffer Level, you will lose some or all of your initial investment.

The offering period for the Notes is through **March 7, 2012**



Payoff Example

The table at right shows the hypothetical payout profile of an investment in the Notes reflecting the Maximum Upside Return of 16.375% and the Buffer Level of -15%.

Reference Return	Participation in Reference Return	Securities Return
20%	Maximum Upside Return	16.375%
10%		16.375%
0%		16.375%
-5%	Buffer of -15%	0%
-10%		0%
-20%	1.1765x Loss Beyond	-5.8825%
-30%		-17.6475%

Information about the Reference Asset

S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of March 5, 2012 were: Information Technology, Financials, Energy, Health Care and Consumer Discretionary.


2,000
1,600
1,200
800
400
0
Mar-07
Mar-08
Mar-09
Mar-10
Mar-11
Mar-12

The graph above illustrates the daily 5-yr performance of the Reference Asset through March 5, 2012. The closing levels in the graph above were obtained from Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset please see "The S&P 500® Index" on page FWP-12 and in the accompanying underlying supplement no. 3. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. or any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Reference Asset.

HSBC USA Inc.
Digital Buffered Notes



Linked to the S&P 500® Index

All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Digital Buffered Notes. The offering of Notes will have the terms described in this free writing prospectus and the accompanying product supplement, prospectus supplement, prospectus and underlying supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus or underlying supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes and, if the Reference Return is negative, lose up to 100% of your principal.**

This free writing prospectus relates to an offering of Notes linked to the performance of the S&P 500® Index (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Issuer Rating:	A+ (S&P), A1 (Moody's), AA (Fitch)[†]
Principal Amount:	$1,000 per Note
Reference Asset:	The S&P 500® Index (Ticker: SPX)
Trade Date:	March 8, 2012
Pricing Date:	March 7, 2012
Original Issue Date:	March 13, 2012
Final Valuation Date:	December 10, 2013. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be December 13, 2013. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Maximum Upside Return:	16.375%
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value.
Final Settlement Value:	***If the Reference Return is greater than or equal to zero,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, calculated as follows:
	$1,000 + ($1,000 × Maximum Upside Return).
	If the Reference Return is less than zero but greater than or equal to the Buffer Level, you will receive $1,000 per $1,000 Principal Amount of Notes (zero return).
	If the Reference Return is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, calculated as follows:
	$1,000 + [$1,000 × (Reference Return + 15%) × 1.1765].
	Under these circumstances, you will lose 1.1765% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Buffer Level. For example, if the Reference Return is -16%, you will suffer a 1.1765% loss and receive 98.8235% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return is less than the Buffer Level, you may lose up to 100% of your investment.**
Reference Return:	The quotient, expressed as a percentage, calculated as follows:
	$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Buffer Level:	-15%
Downside Leverage Factor	1.1765
Initial Level:	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Official Closing Level:	The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon

the level displayed on Bloomberg Professional[®] service page "SPX <INDEX>", or on any successor page on Bloomberg Professional[®] service or any successor service, as applicable.

Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP / ISIN:	4042K1ZY2 /

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

GENERAL

This free writing prospectus relates to an offering of Notes linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, the product supplement dated April 9, 2009, and the underlying supplement no. 3 dated October 22, 2010. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Digital Buffered Notes. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus, or underlying supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, page PS-4 of the product supplement, page S-3 of the prospectus supplement and page US3-1 of underlying supplement no. 3, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and underlying supplement no. 3) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and underlying supplement no. 3 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The underlying supplement no. 3 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055205/v198039_424b2.htm

▸ The product supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than or equal to zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + ($1,000 × Maximum Upside Return).

If the Reference Return is less than zero but greater than or equal to the Buffer Level, you will receive $1,000 per $1,000 Principal Amount of Notes (zero return).

If the Reference Return is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 15%) × 1.1765].

Under these circumstances, you will lose 1.1765% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Buffer Level. For example, if the Reference Return is -16%, you will suffer a 1.1765% loss and receive 98.8235% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than the Buffer Level, you may lose up to 100% of your investment.**

Interest
The Notes will not pay interest.

Calculation Agent
We or one of our affiliates will act as calculation agent with respect to the Notes.

Indenture and Trustee

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Sponsor

Standard and Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You seek an investment with a return linked to the Reference Asset and you believe the level of the Reference Asset will not change or will increase over the term of the Notes.

▶ You are willing to invest in the Notes based on the Maximum Upside Return indicated herein, which will limit your return at maturity.

▶ You are willing to make an investment that is exposed on a leveraged basis to the negative Reference Return beyond the Buffer Level of -15% and are willing to lose some or all of your investment.

▶ You are willing to forgo dividends or other distributions paid to holders of stocks comprising the Reference Asset.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe the Reference Return will be negative or the Maximum Upside Return will not provide you with your desired return.

▶ You are unwilling to make an investment that is exposed on a leveraged basis to the negative Reference Return beyond the Buffer Level of -15% and are unwilling to lose some or all of your investment.

▶ You seek an investment that provides a full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on any stocks comprising the Reference Asset.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement, on page PS-4 of the accompanying product supplement and on page US3-1 of underlying supplement no. 3. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying underlying supplement, product supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, product supplement and underlying supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement; and

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the Notes may result in a loss.

You will be exposed on a leveraged basis to the decline in the Final Level from the Initial Level beyond the Buffer Level of -15%. If the Reference Asset declines by more than the Buffer Level, you will lose 1.1765% of your investment for every 1% decline in the Reference Asset beyond the Buffer Level. Accordingly, if the Reference Return is less than -15%, your Payment at Maturity will be less than the Principal Amount of your Notes. You may lose up to 100% of your investment at maturity if the Reference Return is negative.

The appreciation on the Notes is limited by the Maximum Upside Return.

You will not participate in any appreciation in the level of the Reference Asset beyond the Maximum Upside Return of 16.375%. You will not receive a return on the Notes greater than the Maximum Upside Return.

Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

Changes that affect the Reference Asset will affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the Reference Asset may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the Notes.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

The Notes are not insured by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.

While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein, the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Final Level. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level used in the table and examples below is not the actual Initial Level of the Reference Asset. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your Notes. With respect to the Notes, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of performance for the Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Note" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of Notes to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

- ▶ Principal Amount: $1,000

- ▶ Hypothetical Initial Level: 1,300.00

- ▶ Maximum
  Upside Return: 16.375%
- ▶ Downside Leverage Factor: 1.1765

The actual Initial Level will be determined on the Pricing Date.

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Note
2,600.00	100.00%	$1,167.350	16.375%
2,340.00	80.00%	$1,167.350	16.375%
2,080.00	60.00%	$1,167.350	16.375%
1,820.00	40.00%	$1,167.350	16.375%
1,690.00	30.00%	$1,167.350	16.375%
1,560.00	20.00%	$1,167.350	16.375%
1,495.00	15.00%	$1,167.350	16.375%
1,430.00	10.00%	$1,167.350	16.375%
1,365.00	5.00%	$1,167.350	16.375%
1,326.00	2.00%	$1,167.350	16.375%
1,313.00	1.00%	$1,167.350	16.375%
1,300.00	**0.00%**	**$1,167.350**	**16.375%**
1,287.00	-1.00%	$1,000.000	0.000%
1,274.00	-2.00%	$1,000.000	0.000%
1,235.00	-5.00%	$1,000.000	0.000%
1,170.00	-10.00%	$1,000.000	0.000%
1,105.00	-15.00%	$1,000.000	0.000%
1,040.00	-20.00%	$941.175	-5.8825%
910.00	-30.00%	$823.525	-17.6475%
780.00	-40.00%	$705.875	-29.4125%
520.00	-60.00%	$400.575	-59.9425%
260.00	-80.00%	$235.275	-76.4725%
0.00	-100.00%	$0.000	-100.000%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The level of the Reference Asset increases from the Initial Level of 1,300.00 to a Final Level of 1,365.00.

Reference Return:	5.00%
Final Settlement Value:	**$1,167.35**

Because the Reference Return is positive, the investor receives the Maximum Upside Return and the Final Settlement Value would be $1,167.35 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Maximum Upside Return})$$

$$= \$1,000 + (\$1,000 \times 16.375\%)$$

$$= \$1,167.35$$

Example 1 shows that you will benefit from the Maximum Upside Return at maturity when the Reference Return is zero or positive.

Example 2: The level of the Reference Asset increases from the Initial Level of 1,300.00 to a Final Level of 2,080.00.

Reference Return:	60.00%
Final Settlement Value:	**$1,167.35**

Because the Reference Return is positive, the investor receives the Maximum Upside Return and the Final Settlement Value would be $1,167.35 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Maximum Upside Return})$$

$$= \$1,000 + (\$1,000 \times 16.375\%)$$

$$= \$1,167.35$$

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Upside Return at maturity when the Reference Return is greater than or equal to zero but you will not participate in any increase in the Reference Return above the Maximum Upside Return.

Example 3: The level of the Reference Asset decreases from the Initial Level of 1,300.00 to a Final Level of 1,235.00.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero but greater than the Buffer Level, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of Notes (a zero return).

Example 4: The level of the Reference Asset decreases from the Initial Level of 1,300.00 to a Final Level of 780.00.

Reference Return:	-40.00%
Final Settlement Value:	**$705.875**

Because the Reference Return is less than the Buffer Level of -15%, the Final Settlement Value would be $705.875 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Reference Return} + 15\%) \times 1.1765]$$

$$= \$1,000 + [\$1,000 \times (-40.00\% + 15\%) \times 1.1765]$$

$$= \$705.875$$

Example 4 shows that you will lose 1.1765% of the Principal Amount of your notes for every 1% decline in the level of the Reference Asset beyond the Buffer Level of -15%. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.

THE S&P 500® INDEX

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of March 5, 2012 were: Information Technology, Financials, Energy, Health Care and Consumer Discretionary.

For more information about the SPX, see "The S&P 500® Index" on page US3-4 of the accompanying underlying supplement no. 3.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from March 6, 2007 through March 5, 2012. The closing level for the SPX on March 5, 2012 was 1,364.33. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on the Final Valuation Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions of up to 1.10%, or $11.00, per $1,000 Principal Amount of Notes. HSBC Securities (USA) Inc. may allow selling concessions on sales of such Notes by other brokers or dealers of up to 1.10%, or $11.00, per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on page FWP-4 of this document, which is expected to be the fourth business day following the Trade Date of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade securities on the Trade Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

See 'Supplemental Plan of Distribution' on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid forward or other executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat a Note as a pre-paid forward or other executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes. For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

You should only rely on the information contained in this free writing prospectus, any accompanying underlying supplement, product supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Digital Buffered Notes linked to the S&P 500® Index

March 8, 2012

FREE WRITING PROSPECTUS